UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40512

JAWS JUGGERNAUT ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

1601 Washington Avenue, Suite 800

Miami Beach, FL 33139

(305) 695-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, $0.0001 par value per share, and one- fourth of one redeemable warrant
Class A ordinary shares
Warrants each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One.

Pursuant to the requirements of the Securities Exchange Act of 1934, JAWS Juggernaut Acquisition Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JAWS Juggernaut Acquisition Corporation

Date: July 3, 2023	By:	/s/ Michael Racich
	Name:	Michael Racich
	Title:	Chief Financial Officer